WOODSIDE
AUSTRALIAN ENERGY

03 FEB 24 AM 7:21

24 January 2003

03003983

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to Woodside calls tenders for Enfield Floater, lodged with the Australian Stock Exchange on 24 January 2003;

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Rees.

Katrina Rees
Administration Officer

dlw 3/3

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178

WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday, 3 February 2003
9am (WST)

WOODSIDE CALLS TENDERS FOR ENFIELD FLOATER

Woodside Energy Ltd. has started the tender process for the first major element of its proposed Enfield development off Western Australia's north-west coast.

Several international shipbuilders have been invited to tender for construction of the hull of a floating production, storage and offloading (FPSO) vessel, which will be moored over Woodside's wholly-owned Enfield discovery in permit WA271P, about 130km west of Onslow.

Enfield has reserves of more than 100 million barrels of oil and is one of three major discoveries in the permit that have total reserves of more than 300 million barrels.

Woodside's Australian Oil Director, Keith Spence, said the tender process was a key milestone for Enfield, a project that would contribute significantly to Woodside's growth strategy.

"It has been necessary to start the tender process ahead of final government approvals for Enfield because of the time required to evaluate tenders and prepare for construction," Mr Spence said.

He said the final investment decision for the project would be made in the second quarter of 2004, with first oil from the field scheduled for 2006. The contract for the hull was expected to be awarded in the middle of this year, with delivery in 2005.

The contract for the hull is worth more than A$100 million. The shipbuilders invited to tender were chosen after a pre-qualification process. Australian companies do not have the capability to build the hull.

Tenders for the turret mooring and the engineering, procurement and construction management contract for the FPSO project will be invited within the next few weeks. Procurement of topsides equipment and topside fabrication will begin in late 2003.

The FPSO will be a Suezmax-type trading tanker modified for FPSO operations. It will be a double-hull construction, will have deadweight of about 150,000 tonnes and will be about 270 metres long. It will have a capacity of about 900,000 barrels of oil and a production rate at peak of about 100,000 barrels a day.

The vessel will be self-propelled and will be able to disconnect from the turret mooring and sail way in cyclones.

Mr Spence said FPSO technology was proven, reliable and already used successfully off the north-west coast of Australia.

With FPSOs, oil and gas from the reservoirs are processed on board with crude oil separated from water and gas and stored in tanks for transfer to trading tankers. With Enfield, subterranean water produced with the oil will be reinjected into the reservoir. Gas will also be reinjected or possibly piped to shore for domestic supply.

Woodside is now preparing its final environmental impact statement on the development for Environment Australia. A government decision on the development is expected in June. The project will then require a production licence from the Commonwealth.

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592